EXHIBIT 12.1

Calculation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2004	2005	2006	2007	2008
	(In thousands, except ratio of earnings to fixed charges)
Income from continuing operations before income taxes	$43,919	$73,152	$191,428	$223,129	$160,904
Fixed charges(1)
Interest expense	1,661	6,022	6,800	7,106	7,369
Amortization of debt issuance cost	253	3,308	436	421	506
Interest included in rental expense	425	632	918	899	992
Total fixed charges	$2,339	$9,962	$8,154	$8,426	$8,867
Earnings(2)	$46,258	$83,114	$199,582	$231,555	$169,771
Ratio of earnings to fixed charges	19.8	8.3	24.5	27.5	19.1

(1)	Fixed charges consist of interest expense on indebtedness, amortization of debt issuance costs and the estimated portion of rental expense deemed a reasonable approximation of this interest factor.
(2)       Earnings consist of income from continuing operations before income taxes plus fixed charges.